                   CONSOLIDATED SEMI-ANNUAL FINANCIAL REPORT
                     FOR THE SIX MONTHS ENDED 30 JUNE 2000
                                  (UNAUDITED)




              [LOGO OF SECURITY CAPITAL U.S. REALTY APPEARS HERE]

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Definition

   For the purposes of this report, the term "SC-U.S. Realty" means Security Capital U.S. Realty (the "Company") and its direct and indirect wholly owned subsidiaries, including Security Capital Holdings S.A. (such subsidiaries collectively referred to herein as "HOLDINGS"). All references herein to "dollars" or "$" shall mean United States Dollars.

Introduction

   The Company is a research-driven real estate company focused on taking significant strategic investment positions (with board representation, consultation and other rights) in value-added real estate operating companies based in the United States. The Company's primary capital deployment objective is to take a proactive ownership role in businesses that it believes can potentially generate above-average rates of return.

   The Company, which was incorporated in July 1995, has since funded the following strategic investment positions:

                                             Total Cost as of  Total Value as of
                            Initial Funding    30 June 2000      30 June 2000
Company                          Date       (in millions)(/1/)   (in millions)
-------                     --------------- ------------------ -----------------
CarrAmerica................   April 1996          $  700            $  758(/2/)
City Center Retail.........   April 1997          $  176            $  176(/3/)
CWS Communities............  December 1997        $  254            $  254(/3/)
Regency(/4/)...............    July 1996          $  760            $  813(/2/)
Storage USA................   March 1996          $  394            $  347(/2/)
Urban Growth Property......   April 1997          $  189            $  189(/3/)
                                                  ------            ------
Total......................                       $2,473            $2,537
                                                  ======            ======

--------
(1) See "Capital Deployment Activities" for additional information regarding commitments.
(2) Based on the closing price on the New York Stock Exchange ("NYSE") of common shares held on such date.
(3) Private real estate investment trust ("REIT") or real estate operating company. See Note 2A to the Consolidated Financial Statements for the methodology utilised to assess the value of investments in private entities.
(4) Includes the investments in Pacific Retail, which merged with Regency on 28 February 1999. See Note 3A to the Consolidated Financial Statements.

   In addition to its six strategic investment positions, SC-U.S. Realty has invested $40.5 million in two private investment positions, both of which are U.S. real estate operating companies. As of 30 June 2000, the value of SC-U.S. Realty's private investment positions represented approximately 1.6% of SC-U.S. Realty's total assets.

   On 15 March 2000, SC-U.S. Realty announced the sale of its investment in the common shares and convertible subordinated debentures of Security Capital Group Incorporated ("Security Capital Group") for $96.9 million.

   On 29 March 2000, the Company announced the completion of its second $100 million share repurchase programme. The Company also announced that its Board of Directors authorised an increase in the Company's share repurchase programme to $250 million. As of 30 June 2000, the Company had repurchased 11,684,751 shares at an aggregate cost of $212.3 million, representing approximately 13.5% of the Company's shares outstanding prior to implementing the initial programme on 5 May 1999.

   On 18 May 2000, the Company announced that Urban Growth Property purchased 11 parking properties in five cities for approximately $180 million. The acquisition was funded by Urban Growth Property predominantly through internally generated capital and secured financing with an institutional lender. SC-U.S. Realty invested $12.5 million, which formally completes the Company's total investment commitment to Urban Growth Property of $201 million.

   During the six month period ended 30 June 2000, City Center Retail sold 23 properties for approximately $208.2 million. Net proceeds to City Center Retail from the sale, after debt repayment and closing costs, were

$116.8 million, of which approximately $112.0 million was distributed to SC-U.S. Realty as a return of capital. City Center Retail's remaining assets consist of five properties with a total expected cost upon completion of development and stabilisation of approximately $249.3 million.

   During the six months ended 30 June 2000, the Company deployed an additional $17.2 million in CWS Communities. As of 30 June 2000, SC-U.S. Realty had outstanding contractual obligations of $46.6 million to CWS Communities.

Operating Results

 Six months ended 30 June 2000 and 1999

   Net operating income increased by $6.5 million, or 22.6%, to $35.2 million for the six months ended 30 June 2000 as compared to $28.7 million for the six months ended 30 June 1999. The increase is mainly attributable to a decrease in interest expense on HOLDINGS' $350 million unsecured line of credit, which is guaranteed by the Company (the "new HOLDINGS Line"). On 30 December 1999, the new HOLDINGS Line replaced the Company's $400 million unsecured line of credit, which was guaranteed by HOLDINGS (the "Company Line") (both lines referred to herein as the "Lines of Credit"). Interest on the Lines of Credit decreased $3.4 million, or 40.2%, to $5.2 million for the six months ended 30 June 2000 as compared to $8.6 million for the six months ended 30 June 1999. This is due to decreased levels of borrowings on the Lines of Credit.

 Net Operating Income

   Net operating income represents the difference between total income and total expenses.

   The following table sets forth information regarding SC-U.S. Realty's net operating income during the six-month periods ended 30 June 2000 and 1999:

                                                    Six months ended 30 June
                                                   ----------------------------
                                                       2000           1999
                                                   -------------  -------------
                                                   Amount    %    Amount    %
                                                   ------- -----  ------- -----
                                                   (in thousands $, except %)
Total income...................................... $73,671 100.0% $72,300 100.0%
Total expenses....................................  38,459  52.2   43,570  60.3
                                                   ------- -----  ------- -----
Net operating income.............................. $35,212  47.8% $28,730  39.7%
                                                   ======= =====  ======= =====

   The net operating income margin increased to 47.8% during 2000 from 39.7% in 1999. This is primarily due to a lower interest expense on the Lines of Credit.

   Total Income. The following table sets forth information regarding SC-U.S. Realty's total income during the six-month periods ended 30 June 2000 and 1999:

                                                 Six months ended 30 June
                                               -------------------------------
                                                    2000            1999
                                               ---------------  --------------
                                                Amount     %    Amount     %
                                               --------  -----  -------  -----
                                                (in thousands $, except %)
Gross dividends from strategic investment
 positions
  CarrAmerica................................. $ 26,458   35.9% $26,458   36.6%
  City Center Retail(/1/).....................       --     --       --     --
  CWS Communities.............................    7,133    9.7    3,148    4.4
  Regency(/2/)................................   32,902   44.7   26,320   36.4
  Storage USA.................................   16,236   22.0   15,766   21.8
  Urban Growth Property(/1/)..................       --     --      213    0.3
                                               --------  -----  -------  -----
    Subtotal.................................. $ 82,729  112.3% $71,905   99.5%
Gross dividends from other investment posi-
 tions(/3/)...................................       --     --    6,311    8.7
                                               --------  -----  -------  -----
    Total gross dividends..................... $ 82,729  112.3% $78,216  108.2%
Interest income from affiliate................      745    1.0    1,788    2.5
Interest income from non-affiliate and other
 income.......................................    2,552    3.5    1,566    2.2
                                               --------  -----  -------  -----
    Total gross income........................ $ 86,026  116.8% $81,570  112.9%
Withholding tax on dividends received.........  (12,355) (16.8)  (9,270) (12.9)
                                               --------  -----  -------  -----
    Total income.............................. $ 73,671  100.0% $72,300  100.0%
                                               ========  =====  =======  =====

--------
(1) In order to more efficiently fund ongoing operations, the respective board of directors of City Center Retail and Urban Growth Property determined that a dividend will be paid in the fourth quarter of each year.
(2) On 28 February 1999 Regency merged with Pacific Retail. In order to align the dividend record date of the former Pacific Retail shareholders with the dividend record date of Regency, Pacific Retail paid a pro-rata dividend to its shareholders in the first quarter of 1999. As a result, Pacific Retail shareholders only received 42 days worth of dividends in the first quarter of 1999. See Note 3A to the Consolidated Financial Statements.
(3) During the first quarter 2000, the Company completed the sale of its publicly traded other investment positions' portfolio.

   As the table indicates, most of SC-U.S. Realty's total income during 2000 and 1999 was derived from dividends from its strategic investment positions.

   "Interest income from affiliate" represents interest earned on SC-U.S. Realty's $55 million aggregate principal investment in Security Capital Group's 6.5% convertible subordinated debentures due 2016. The debentures were purchased by SC-U.S. Realty in April 1996 ($11 million aggregate principal amount) and in March 1997 ($44 million aggregate principal amount) and were convertible into shares of Class A common stock of Security Capital Group. During the six months ended 30 June 2000, SC-U.S. Realty sold its investment in Security Capital Group.

   "Interest income from non-affiliate and other income" consists of interest earned on cash balances and convertible debt of other investment positions. The increase in this item between the six months ended 30 June 2000 and the corresponding period in 1999 is attributable to higher interest earned on the increased level of convertible debt of other investment positions held by SC-U.S. Realty during 2000.

   Total Expenses. For the six months ended 30 June 2000, total expenses amounted to $38.5 million, of which $15.1 million, or 39.3%, represented fees paid to the Operating Advisor and $19.2 million, or 49.9%, represented (i) interest on the 2% Senior Unsecured Convertible Notes due 2003 ($450 million aggregate principal amount at maturity) (the "Convertible Notes") issued in May 1998, (ii) interest on the new Holdings Line and (iii) related expenses. During the period, general and administrative expenses were approximately $1.5 million, or 3.8% of total expenses, taxes were $1.9 million, or 4.9% of total expenses, and amortisation of Convertible Notes deferred costs was $0.8 million, or 2.1% of total expenses.

   For the six months ended 30 June 1999, total expenses amounted to $43.6 million, of which $16.7 million, or 38.4%, represented fees paid to the Operating Advisor and $22.4 million, or 51.3%, represented (i) interest on the Convertible Notes, (ii) interest on the Company Line and (iii) related expenses. During the period, general and administrative expenses were approximately $1.6 million, or 3.7% of total expenses, taxes were $2.1 million, or 4.8% of total expenses, and amortisation of Convertible Notes deferred costs was $0.8 million, or 1.8% of total expenses.

 Net Realised Losses or Gains on Strategic Investment and Other Investment Positions

   During the six months ended 30 June 2000, one of SC-U.S. Realty's private strategic investees, City Center Retail, sold 23 properties for approximately $208.2 million. Net proceeds to City Center Retail from the sale, after debt repayment and closing costs, were $116.8 million, of which approximately $112.0 million was distributed to SC-U.S. Realty. SC-U.S. Realty realised a loss of $16.4 million in relation to this return of capital. City Center Retail's remaining assets consist of five properties with a total expected cost upon completion of development and stabilisation of approximately $249.3 million.

   During the six months ended 30 June 2000, SC-U.S. Realty sold its investment in the common shares and convertible subordinated debentures of Security Capital Group for $96.9 million, realising a loss on disposal of $68.9 million.

   In June 2000, CarrAmerica, a public strategic investee, announced its closing on a transaction that merged its executive office suites affiliate, HQ Global Workplaces, Inc. ("HQ Global"), with Vantas Incorporated. SC-U.S. Realty, on a direct basis, had invested approximately $2.5 million in HQ Global between August 1997 and February 1999. Upon the closing of the merger, SC-U.S. Realty sold its investment in HQ Global and realised a $2.2 million gain on the sale of these securities.

   Historically, other investment positions were investments in publicly traded REITs, which were generally held for an intermediate term of 12 to 18 months, although the sale of such positions could occur sooner or later, depending on market or business conditions and on whether the return objectives had been realised. The objective of these other investment positions was to realise attractive total returns through dividends and share price appreciation and to provide SC-U.S. Realty with an efficient method of maintaining a portion of its assets in relatively liquid investments (which assets could be redeployed on relatively short notice). During the year ended 31 December 1999, all of the publicly traded other investment positions, except for the investment in Security Capital Group, were sold. Net realised losses during the year ended 31 December 1999 were $65.6 million. During the six months ended 30 June 1999, net realised gains on other investment positions were $1.6 million.

 Increase/(Decrease) in Appreciation of Strategic Investment and Other Investment Positions

   During the six-month periods ended 30 June 2000 and 1999, the principal factor behind the movement in net assets resulting from operations was the change in the unrealised appreciation of SC-U.S. Realty's strategic investment and other investment positions.

   During the six months ended 30 June 2000, the largest part of the increase of $342.8 million in the unrealised appreciation was attributable to the increase in the appreciation of SC-U.S. Realty's investment in CarrAmerica ($154.2 million, or 45.0% of the total increase), followed by Regency ($128.0 million, or 37.3%), and the other investment positions ($69.2 million, or 20.2%). This increase was partly offset by a decrease in the appreciation of SC-U.S. Realty's investment in Storage USA ($8.6 million, or 2.5%).

   During the six months ended 30 June 1999, the largest part of the increase of $27.0 million in the unrealised appreciation was attributable to the increase in the appreciation of SC-U.S. Realty's investment in CarrAmerica ($28.6 million, or 106.1% of the total increase), followed by the other investment positions ($14.4 million, or 53.3%). This increase was partly offset by a decrease in the appreciation of SC-U.S. Realty's investment in Regency ($10.7 million, or 39.7%) and Storage USA ($5.1 million, or 19.1%). In both periods, the increase in the unrealised appreciation of the strategic investments is the result of the increase in the stock prices of the investments principally due to the general improvement in the REIT market.

Liquidity and Capital Resources

   SC-U.S. Realty's total indebtedness as of 30 June 2000 was approximately $437.2 million and the value of SC-U.S. Realty's total assets was $2.6 billion. As of 30 June 2000, the closing share price on the Amsterdam AEX Stock Exchange was $17.75 and the closing price of the American Depositary Receipts ("ADRs") on the NYSE was $18.00. SC-U.S. Realty expects its principal sources of liquidity to be from its receipt of dividends from strategic investments and fundings from the new HOLDINGS Line. SC-U.S. Realty expects that these sources will enable it to meet both its short-term and long-term cash requirements for its funding commitments, working capital and debt repayment for the next 12 months.

   The lenders under the new HOLDINGS Line are Commerzbank Aktiengesellschaft and a consortium of international banks. As of 30 June 2000, $42.5 million was drawn and outstanding under the new HOLDINGS Line. The earliest date on which the new HOLDINGS Line will expire is 1 December 2001, but HOLDINGS has the right on 1 December 2000 to convert the then outstanding borrowings into a three-year term loan with quarterly amortisation payments to be made over a three-year period, which would effectively extend the final loan payment to 1 December 2003. Borrowings under the new HOLDINGS Line (and the three-year term loan, if applicable) bear interest at (a) the sum of (x) the greater of the federal funds rate plus 0.5% per annum or the United States prime rate and (y) a margin of 0% to 0.85% per annum (based on SC-U.S. Realty's current senior unsecured long-term debt rating) or (b) at HOLDINGS' option, LIBOR plus a margin of 1.00% to 1.85% per annum (also based on SC-U.S. Realty's current senior unsecured long-term debt rating). Additionally, there is a commitment fee of 0.15% to 0.20% per annum (based on the amount of the line which remains undrawn). All borrowings under the new HOLDINGS Line are subject to covenants that SC-U.S. Realty must maintain at all times, including: (i) unsecured liabilities may not exceed 40% of the market value of a borrowing base of owned securities, (ii) shareholders' equity must exceed the sum of $1.5 billion and 75% of the net proceeds of sales of equity securities thereafter,
(iii) a ratio of total liabilities to net worth of not more than 1:1, (iv) a fixed-charge coverage ratio of not less than 1.5:1, (v) an interest-coverage ratio of not less than 2:1 and (vi) secured debt may not exceed 10% of consolidated market net worth. As of 30 June 2000, SC-U.S. Realty was in compliance with these covenants.

   Average daily borrowings under the new HOLDINGS Line for the six months ended 30 June 2000 were $132.5 million, at a weighted average interest rate of 7.57% per annum.

   Through offerings of its shares, the Company received gross equity proceeds aggregating $2.1 billion in the period between 1 January 1996 and 31 December 1997, of which $1.1 billion was received in 1997 and $1.0 billion in 1996. In addition, during May 1998, the Company issued $450 million (aggregate principal amount at maturity) of Convertible Notes. The Convertible Notes were issued at a discount to their aggregate principal amount at maturity. SC-U.S. Realty used the net proceeds of approximately $352.7 million to repay borrowings under the $700 million secured line of credit of HOLDINGS (the "old HOLDINGS Line") which were incurred principally for the purpose of funding commitments both to existing and new strategic investment positions. Under the terms of the Convertible Notes, the Company is not permitted to incur Senior Indebtedness (as defined in the Indenture dated as of 22 May 1998, between the Company and State Street Bank and Trust Company, as trustee, as amended, the "Indenture") that is not subordinated to the same extent as the Convertible Notes or to incur Secured Indebtedness (as defined in the Indenture) that is by its terms senior in right of payment to the Convertible Notes, except that the Company is permitted to guarantee, on a secured and/or senior unsubordinated basis, the obligations of any wholly owned subsidiary with respect to any Permitted Indebtedness (as defined in the Indenture). As of and for the six months ended 30 June 2000, SC-U.S. Realty was in compliance with these covenants. The Convertible Notes are convertible into shares at the option of the holder at any time prior to maturity, unless previously redeemed, at a conversion rate equal to 26.39095 shares (giving effect to the one-for-two reverse stock split which occurred on 18 June 1999) per $1,000 aggregate principal amount at maturity. The Convertible Notes may be redeemed, in whole or in part, at the option of the Company on or after 23 May 2001 at the accreted value thereof, together with accrued and unpaid interest. Upon a change in control of SC-U.S. Realty, each holder of the Convertible Notes has the right, at the holder's option, to require SC-U.S. Realty to repurchase such holder's Convertible Notes, in whole or in part, at a purchase price equal to the accreted value thereof, together with accrued and unpaid interest through the repurchase date.

   On 29 March 2000, the Company announced the completion of its second $100 million share repurchase programme. The Company also announced that its Board of Directors authorised an increase in the Company's share repurchase programme to $250 million. As of 30 June 2000, the Company had repurchased 11,684,751 shares at an aggregate cost of $212.3 million, representing approximately 13.5% of the Company's shares outstanding at the commencement of the initial programme. This share repurchase programme has been funded with proceeds received from the sale of the public other investment positions portfolio, the sale of the common stock and debentures of Security Capital Group and the distribution of net proceeds received by City Center Retail from the sale of 23 properties. During the six months ended 30 June 2000, the sale of these investments realised net proceeds of $213.6 million.

Capital Deployment Activities

   During the six months ended 30 June 2000, SC-U.S. Realty deployed an additional $29.8 million in strategic investment positions, received a distribution of net proceeds from City Center Retail, in relation to the sale of 23 properties, of approximately $112.0 million and received net proceeds of $101.6 million from disposal of other investment positions. As of 30 June 2000, SC-U.S. Realty had outstanding contractual obligations of $46.6 million to CWS Communities.

   SC-U.S. Realty's existing and committed fundings at cost as of 30 June 2000 were as follows:

                                               Total     Total Cost   Amount to
                                               Amount     (Amount        be
                                             Committed  Funded)(/1/) Funded(/1/)
                                             ---------- ------------ -----------
                                                      (in thousands $)
   CarrAmerica (NYSE: CRE).................. $  699,905  $  699,905    $    --
   City Center Retail (Private).............    175,758     175,758         --
   CWS Communities (Private)................    300,330     253,739     46,591
   Regency (NYSE: REG)(/2/).................    759,807     759,807         --
   Storage USA (NYSE: SUS)..................    394,362     394,362         --
   Urban Growth Property (Private)(/3/).....    201,082     201,082         --
   Private investment positions.............     40,544      40,544         --
                                             ----------  ----------    -------
   Total.................................... $2,571,788  $2,525,197    $46,591
                                             ==========  ==========    =======

--------
(1) Included in Total Amount Committed.
(2) On 28 February 1999 Regency merged with Pacific Retail. See Note 3A to the Consolidated Financial Statements.
(3) In addition to the shares held at fair value of $188.6 million, there is an advance of $12.5 million to Urban Growth Property.

   Capital deployed to additional strategic investment positions, as well as further funding to existing strategic investees, will generally be initially funded with borrowings under the new HOLDINGS Line. These borrowings are expected to be reduced with internally generated free cash flow.

                          SECURITY CAPITAL U.S. REALTY

                       Consolidated Financial Statements

                                At 30 June 2000
                                   Unaudited

                                                                            Page
                                                                            ----
Consolidated Statements of Net Assets......................................   8
Consolidated Statements of Operations......................................   9
Consolidated Statements of Cash Flows......................................  10
Consolidated Statements of Changes in Net Assets...........................  11
Consolidated Statements of Changes in Shares Outstanding...................  11
Consolidated Financial Highlights..........................................  11
Consolidated Schedules of Strategic Investment Positions...................  12
Consolidated Schedules of Other Investment Positions.......................  13
Notes to the Consolidated Financial Statements.............................  14

                          SECURITY CAPITAL U.S. REALTY

                     CONSOLIDATED STATEMENTS OF NET ASSETS

                      At 30 June 2000 and 31 December 1999

           (in thousands U.S. $, except share and per share amounts)

                                                            June      December
                                                            2000        1999
                                                         ----------  ----------
                                                         Unaudited    Audited
ASSETS
Strategic investment positions at value (Note 3):
  CarrAmerica (Cost $699,905; $699,905, respectively)... $  758,437  $  604,247
  City Center Retail (Cost $175,758; $304,132,
   respectively)........................................    175,758     304,132
  CWS Communities (Cost $253,739; $236,488,
   respectively)........................................    253,739     236,488
  Regency (Cost $759,807; $759,807, respectively).......    813,454     685,465
  Storage USA (Cost $394,362; $394,362, respectively)...    347,271     355,911
  Urban Growth Property (Cost $201,082; $188,582,
   respectively)........................................    201,082     188,582
Other investment positions at value (Note 3):
  Security Capital Group Incorporated (Cost $0; $165,000
   respectively)........................................        --       95,780
  Private investment positions (Cost $40,544; $42,019,
   respectively)........................................     40,544      42,019
                                                         ----------  ----------
Total investments....................................... $2,590,285  $2,512,624
Cash and cash equivalents...............................        272       2,732
Accounts receivable and other (Note 4)..................     18,413      15,530
                                                         ----------  ----------
TOTAL ASSETS............................................ $2,608,970  $2,530,886
                                                         ----------  ----------
LIABILITIES
Accounts payable and accrued expenses (Note 5).......... $    4,868  $    6,033
Taxes payable (Note 9)..................................      5,182       4,818
Line of credit (Note 6).................................     42,500     239,000
Convertible notes (Note 7)..............................    394,714     386,157
                                                         ----------  ----------
TOTAL LIABILITIES....................................... $  447,264  $  636,008
                                                         ----------  ----------
TOTAL NET ASSETS (SHAREHOLDERS' EQUITY)................. $2,161,706  $1,894,878
                                                         ==========  ==========
Authorised 250,000,000 shares of $4.00 par value,
 86,561,872 shares issued and 74,877,121 outstanding at
 30 June 2000 and 86,561,872 issued and 76,700,437
 outstanding at 31 December 1999 (Note 13).............. $  346,247  $  346,247
Share premium account (Note 14).........................  1,536,855   1,564,939
                                                         ----------  ----------
PAID-IN CAPITAL......................................... $1,883,102  $1,911,186
Legal reserve (Note 12)................................. $   30,375  $   30,375
Reserve for own shares (Note 14)........................    212,304     184,219
Undistributed net operating income......................    254,356     219,144
Accumulated net realised (loss)/gain....................    (71,215)     11,844
Unrealised appreciation/(depreciation) on strategic
 investment and other investment positions..............     65,088    (277,671)
Acquisition of own shares (Note 14).....................   (212,304)   (184,219)
                                                         ----------  ----------
SHAREHOLDERS' EQUITY.................................... $2,161,706  $1,894,878
                                                         ==========  ==========
Net Asset Value per share (Note 14)..................... $    28.87  $    24.70


   The accompanying notes form an integral part of the financial statements.

                          SECURITY CAPITAL U.S. REALTY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 For the six months ended 30 June 2000 and 1999

                             (in thousands U.S. $)
                                   Unaudited

                                                              2000     1999
                                                            --------  -------
INCOME
Gross dividends from strategic investment positions:
  CarrAmerica.............................................. $ 26,458  $26,458
  City Center Retail(/1/)..................................       --       --
  CWS Communities..........................................    7,133    3,148
  Regency (Note 3A)........................................   32,902   26,320
  Storage USA..............................................   16,236   15,766
  Urban Growth Property(/1/)...............................       --      213
                                                            --------  -------
                                                            $ 82,729  $71,905
Gross dividends from other investment positions............       --    6,311
                                                            --------  -------
                                                            $ 82,729  $78,216
Interest income from affiliate.............................      745    1,788
Interest income from non-affiliate and other income........    2,552    1,566
                                                            --------  -------
TOTAL GROSS INCOME......................................... $ 86,026  $81,570
  Withholding tax on dividends received....................  (12,355)  (9,270)
                                                            --------  -------
TOTAL INCOME............................................... $ 73,671  $72,300
                                                            ========  =======
EXPENSES
Operating advisor fees..................................... $ 15,106  $16,713
Custodian fees.............................................      333      236
Directors fees.............................................      135       60
Professional expenses......................................      664      629
Administrative expenses....................................      347      703
Amortisation of convertible notes deferred costs...........      789      789
Taxes......................................................    1,901    2,089
Line of credit arrangement and commitment fees.............      729       95
Interest on line of credit.................................    5,163    8,639
Interest on convertible notes..............................   13,292   13,617
                                                            --------  -------
TOTAL EXPENSES............................................. $ 38,459  $43,570
                                                            --------  -------
NET OPERATING INCOME....................................... $ 35,212  $28,730
NET REALISED AND UNREALISED GAIN/(LOSS) ON STRATEGIC
 INVESTMENT AND OTHER INVESTMENT POSITIONS
Net realised (loss)/gain on strategic investment and other
 investment positions...................................... $(83,059) $ 1,620
Net increase in appreciation on strategic investment and
 other investment positions................................  342,759   26,963
                                                            --------  -------
NET GAIN ON STRATEGIC INVESTMENT AND OTHER INVESTMENT
 POSITIONS................................................. $259,700  $28,583
                                                            --------  -------
INCREASE IN NET ASSETS RESULTING FROM OPERATIONS........... $294,912  $57,313
                                                            ========  =======

--------
(1) In order to more efficiently fund ongoing operations, the respective board of directors of City Center Retail and Urban Growth Property determined that a dividend will be paid in the fourth quarter of each year.

   The accompanying notes form an integral part of the financial statements.

                          SECURITY CAPITAL U.S. REALTY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE SIX MONTHS ENDED 30 JUNE 2000 AND 1999

                             (in thousands U.S. $)
                                   Unaudited

                                                            2000       1999
                                                          ---------  ---------
Operating Activities:
  Increase in net assets resulting from operations....... $ 294,912  $  57,313
  Adjustments to reconcile increase in net assets
   resulting from operations to net cash provided by
   operating activities:
    Movement in realised loss/(gain).....................    83,059     (1,620)
    Movement in unrealised gain..........................  (342,759)   (26,963)
    Movement in accretion on convertible notes...........     8,557      7,992
    Movement in convertible notes deferred costs.........       789        789
    Changes in operating assets and liabilities:
      Accounts receivable and other......................    (3,672)     4,879
      Accounts payable and accrued expenses..............    (1,360)    62,109
      Operating advisor fees payable.....................       195     (5,718)
      Taxes payable......................................       364      1,475
                                                          ---------  ---------
        Net cash provided by operating activities........ $  40,085  $ 100,256
                                                          ---------  ---------
Investing Activities:
  Return of capital--distribution from City Center
   Retail................................................ $ 111,989  $      --
  Proceeds from sale of investment in Security Capital
   Group.................................................    96,889         --
  Proceeds from sale of other investment positions.......     4,712     82,416
  Fundings in strategic investment positions:
    CarrAmerica..........................................        --        (51)
    City Center Retail...................................        --        (78)
    CWS Communities......................................   (17,251)   (70,926)
    Advance--CWS Communities.............................        --    (24,000)
    Regency (Note 3A)....................................        --        (18)
    Storage USA..........................................        --        (88)
    Urban Growth Property................................   (12,500)        --
  Fundings in other investment positions.................    (1,800)        --
                                                          ---------  ---------
        Net cash provided/(used) by investing
         activities...................................... $ 182,039  $ (12,745)
                                                          ---------  ---------
Financing Activities:
  Acquisition of own shares.............................. $ (28,084) $(117,955)
  Net (repayments)/drawdowns from line of credit.........  (196,500)    31,500
                                                          ---------  ---------
        Net cash (used) in financing activities.......... $(224,584) $ (86,455)
                                                          ---------  ---------
Net (decrease)/increase in cash and cash equivalents..... $  (2,460) $   1,056
Cash and cash equivalents, beginning of the period.......     2,732      2,994
                                                          ---------  ---------
Cash and cash equivalents, end of the period............. $     272  $   4,050
                                                          =========  =========
Supplemental disclosure of cash flow information:
  Tax paid............................................... $   1,537  $     619
                                                          =========  =========
  Interest paid on borrowings............................ $  10,680  $  14,264
                                                          =========  =========

   The accompanying notes form an integral part of the financial statements.

                          SECURITY CAPITAL U.S. REALTY

                CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

                 For the six months ended 30 June 2000 and 1999

                (in thousands U.S. $, except per share amounts)
                                   Unaudited

                                                        2000        1999
                                                     ----------  ----------
OPERATIONS:
Net operating income...............................  $   35,212  $   28,730
Net realised (loss)/gain on strategic investment
 and other investment positions....................     (83,059)      1,620
Increase in appreciation on strategic investment
 and other investment positions....................     342,759      26,963
                                                     ----------  ----------  ---
Increase in net assets resulting from operations...  $  294,912  $   57,313
CAPITAL TRANSACTIONS:
(Decrease) in share premium account................  $  (28,084) $ (117,955)
Increase in reserve for own shares.................      28,084     117,955
Acquisition of own shares during the period........     (28,084)   (117,955)
                                                     ----------  ----------  ---
(Decrease) in net assets resulting from capital
 transactions......................................  $  (28,084) $ (117,955)
NET ASSETS:
Increase/(Decrease) in net assets during the
 period............................................  $  266,828  $  (60,642)
Net assets at the beginning of the period..........   1,894,878   2,226,385
                                                     ----------  ----------  ---
Net assets at the end of the period (includes
 undistributed net operating income of $254,356 for
 2000 and $176,882 for 1999).......................  $2,161,706  $2,165,743
                                                     ==========  ==========

            CONSOLIDATED STATEMENTS OF CHANGES IN SHARES OUTSTANDING

                 For the six months ended 30 June 2000 and 1999
                                   Unaudited

                                                           Number of shares
                                                         ----------------------
                                                            2000        1999
                                                         ----------  ----------
At the beginning of the period.......................... 76,700,437  86,561,872
Acquisition of own shares during the period............. (1,823,316) (6,030,255)
                                                         ----------  ----------
At the end of the period................................ 74,877,121  80,531,617
                                                         ==========  ==========

                       CONSOLIDATED FINANCIAL HIGHLIGHTS

                 For the six months ended 30 June 2000 and 1999
                                   Unaudited

                                                                   2000   1999
                                                                  ------ ------
Per share data:
  Net asset value at the beginning of the period................. $24.70 $25.72
  Net operating income...........................................   0.46   0.33
  Net change in movement in unrealised appreciation and realised gain on strategic investment and other investment positions in
   the period....................................................   3.39   0.33
  Acquisition of own shares during the period....................   0.32   0.51
                                                                  ------ ------
Net Asset Value per share at the end of the period............... $28.87 $26.89
                                                                  ====== ======

   The accompanying notes form an integral part of the financial statements.

                          SECURITY CAPITAL U.S. REALTY

            CONSOLIDATED SCHEDULES OF STRATEGIC INVESTMENT POSITIONS

                                AT 30 JUNE 2000

                (in thousands U.S. $, except shares held and %)
                                   Unaudited

                                      Number of
  Strategic Investment     Security     Shares                           Percentage
       Positions             Type        Held       Cost      Value    of Total Assets
  --------------------   ------------ ---------- ---------- ---------- ---------------
CarrAmerica............. Common Stock 28,603,417 $  699,905 $  758,437      29.1%
City Center Retail...... Common Stock 30,390,000    175,758    175,758       6.7%
CWS Communities......... Common Stock 25,340,858    253,739    253,739       9.7%
Regency (Note 3A)....... Common Stock 34,273,236    759,807    813,454      31.2%
Storage USA............. Common Stock 11,765,654    394,362    347,271      13.3%
Urban Growth Proper-
 ty(/1/)................ Common Stock 18,824,100    201,082    201,082       7.7%
                                                 ---------- ----------      ----
Total investment in
 strategic positions....                         $2,484,653 $2,549,741      97.7%
                                                 ========== ==========      ====
--------
(1) In addition to the shares held at fair value of $188.6 million, there is an advance of $12.5 million to Urban Growth Property

                              AT 31 DECEMBER 1999

                (in thousands U.S. $, except shares held and %)
                                    Audited

                                      Number of
  Strategic Investment     Security     Shares                           Percentage
       Positions             Type        Held       Cost      Value    of Total Assets
  --------------------   ------------ ---------- ---------- ---------- ---------------
CarrAmerica............. Common Stock 28,603,417 $  699,905 $  604,247      23.9%
City Center Retail...... Common Stock 30,390,000    304,132    304,132      12.0%
CWS Communities......... Common Stock 23,615,858    236,488    236,488       9.3%
Regency (Note 3A)....... Common Stock 34,273,236    759,807    685,465      27.1%
Storage USA............. Common Stock 11,765,654    394,362    355,911      14.1%
Urban Growth Property... Common Stock 18,824,100    188,582    188,582       7.4%
                                                 ---------- ----------      ----
Total investment in
 strategic positions....                         $2,583,276 $2,374,825      93.8%
                                                 ========== ==========      ====


   The accompanying notes form an integral part of the financial statements.

                          SECURITY CAPITAL U.S. REALTY

              CONSOLIDATED SCHEDULES OF OTHER INVESTMENT POSITIONS

                                AT 30 JUNE 2000

                        (in thousands U.S. $, except %)
                                   Unaudited

                                                                      Percentage
                                                                       of Total
Other Investment Positions                            Cost    Value     Assets
--------------------------                          -------- -------- ----------
Companies in which SC-U.S. Realty owns a 5% or
 greater interest.................................  $ 40,215 $ 40,215    1.5%
Companies in which SC-U.S. Realty owns less than
 5% interest......................................       329      329    0.1%
                                                    -------- --------    ---
Total investment in private investment positions..  $ 40,544 $ 40,544    1.6%
                                                    -------- --------    ---
Total investment in other investment positions....  $ 40,544 $ 40,544    1.6%
                                                    ======== ========    ===

                              AT 31 DECEMBER 1999

                        (in thousands U.S. $, except %)
                                    Audited

                                                                      Percentage
                                                                       of Total
Other Investment Positions                            Cost    Value     Assets
--------------------------                          -------- -------- ----------
Companies in which SC-U.S. Realty owns a 5% or
 greater interest.................................  $ 39,215 $ 39,215    1.6%
Companies in which SC-U.S. Realty owns less than
 5% interest......................................     2,804    2,804    0.1%
                                                    -------- --------    ---
Total investment in private investment positions..  $ 42,019 $ 42,019    1.7%
Investment in Security Capital Group
 Incorporated.....................................   165,000   95,780    3.8%
                                                    -------- --------    ---
Total investment in other investment positions....  $207,019 $137,799    5.5%
                                                    ======== ========    ===




   The accompanying notes form an integral part of the financial statements.

                         SECURITY CAPITAL U.S. REALTY

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--ORGANISATION

   Security Capital U.S. Realty (the "Company") (New York Stock Exchange ("NYSE"): RTY, Amsterdam AEX Stock Exchange ISIN Code: LU0060100673, Bloomberg
Symbol: SCUS NA, Reuters Symbol: CAPAu.AS) was incorporated on 7 July 1995. The Company is a research-driven real estate company focused on taking significant strategic investment positions (with board representation, consultation and other rights) in value-added real estate operating companies based in the United States. The Company's primary capital deployment objective is to take a proactive ownership role in businesses that it believes can potentially generate above-average rates of return. The Company is organised in Luxembourg as a Societe d'Investissement a Capital Fixe (a company with a fixed capital).

   The Company owns its assets through its direct and indirect wholly owned subsidiaries, including Security Capital Holdings S.A. (such subsidiaries collectively referred to herein as "HOLDINGS"). All accounts of HOLDINGS have been consolidated with the Company and all significant intercompany transactions have been eliminated upon consolidation. References herein to SC-U.S. Realty are to the consolidated entity consisting of Security Capital U.S. Realty and HOLDINGS, unless noted otherwise.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

   The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States and with Luxembourg regulatory requirements. The preparation of financial statements in accordance with GAAP requires the Company's management to make estimates of certain reported amounts in the financial statements. Actual results may differ from those estimates.

 A. Fair Value Basis of Presentation

   SC-U.S. Realty accounts for its investments at fair value in accordance with the U.S. specialised industry accounting rules prescribed by the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guide for Investment Companies (the "Guide"). Thus, SC-U.S. Realty's investments in publicly traded companies are valued at market determined by using closing market prices on the NYSE, or other recognised stock exchange when appropriate, as of the balance sheet date, subject to an appropriate adjustment for transfer restrictions, if any. For privately held investments in which SC-U.S. Realty has an ownership interest, SC-U.S. Realty will, whenever the Board of Directors believes significant developments have occurred affecting the value of an investment and on at least an annual basis, utilise valuation evidence and methodologies appropriate to the nature of the investment to derive fair value. These will include external valuations, cash flow valuation techniques and valuation information derived through placements of private company securities as well as review by management for other specific indicators of changes in value relating to property performance and/or significant changes in local or general market conditions. The Board of Directors, in its discretion, may permit some other method of valuation to be used if it determines that such valuation better reflects the fair value of any assets of the Company.

   Under fair value accounting, unrealised gains or losses are determined by comparing the fair value of the securities held to the cost of such securities. Unrealised gains or losses relating to changes in fair value of SC-U.S. Realty's investments are reported as a component of net earnings. Deferred income taxes, if any, are recorded at the applicable statutory rate as the estimate of taxes payable as if such gains were realised. Under current tax laws, and in light of SC-U.S. Realty's operating methods and plans, certain of SC-U.S. Realty's investment gains generally are not subject to income taxes.

   As of 30 June 2000 and 31 December 1999, 25.2% and 30.5%, respectively, of SC-U.S. Realty's investments were in private or untraded securities valued at their fair value as determined by the Board of Directors, using the methodology described above. This value may differ from the value that would have been used had a trading market for these securities existed. The valuation of assets assumes that any assets disposed of would be sold in an orderly process; any forced sale of assets under short-term pressures, which is not foreseen, could adversely affect realisable values.

 B. Accounting for Investments and Income

   All purchases and sales of publicly traded securities are recorded as of the trade date (i.e., the date that SC-U.S. Realty's broker actually executes an order to buy or sell). All purchases and sales of privately held securities are recorded as of the date the actual purchase or sale is made. Dividend income is recorded on the ex-dividend

                         SECURITY CAPITAL U.S. REALTY
date for each dividend declared by an issuer. Dividends received are presented on a gross basis. HOLDINGS may be entitled to refunds on a portion of the withholding tax because the withholding tax is not levied on the portion of dividends which is a return of capital. Interest income is recorded on the accrual basis. Interest received is stated net of withholding taxes. Realised gains and losses on sales of shares are determined on the average cost method.

 C. Cash and Cash Equivalents

   SC-U.S. Realty considers all cash on hand, demand deposits with financial institutions and short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

 D. Deferred Financing Costs/Discounts

   Underwriting fees relating to the issuance of the $450 million aggregate principal amount at maturity of the Company's 2% Senior Unsecured Convertible Notes due 2003 (the "Convertible Notes") are capitalised and amortised over the term of the obligation. Discounts on the Convertible Notes are accreted as a component of interest expense using the effective interest method over the term of the obligation.

 E. New Accounting Pronouncements

   During June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". This statement provides new accounting and reporting standards for the use of derivative instruments. Adoption of this statement is required by the Company effective 1 January 2001. Management intends to adopt the statement as required in fiscal 2000. Although the Company has not historically used such instruments, it is not precluded from doing so. Management believes that the impact of such adoption will not be material to the financial statements.

NOTE 3--INVESTMENTS

   SC-U.S. Realty aims to have over 95% of its assets deployed in strategic investment positions and less than 5% invested in other investment positions.

 A. Strategic Investment Positions

   Strategic investment positions represent significant (minimum of 25% of each issuer's fully diluted common stock outstanding) equity ownership positions in public companies or in private companies. With private companies which SC-U.S. Realty sponsors, it expects to own substantially more than 50% of the voting shares. SC-U.S. Realty will be the largest shareholder of its strategic investees, have representation on their boards of directors, and will influence their operations and strategies through ongoing consultation and research. Strategic investees are characterised by the perceived potential for a superior market niche and the ultimate potential for market preeminence with a focused strategy and product.

   The merger of Pacific Retail and Regency occurred on 28 February 1999. Shareholders of Pacific Retail received 0.48 shares of Regency common stock for each common share of Pacific Retail they owned. For the six-month periods ended 30 June 2000 and 1999 and for the year ended 31 December 1999, the financial information for Pacific Retail has been reflected in the financial information of Regency.

 B. Other Investment Positions

   Historically, other investment positions primarily consisted of ownership positions of less than 10% of the fully diluted stock in entities taxed as real estate investment trusts ("REITs") under the Code and other U.S. real estate companies. The investments took the form of either direct investments in, or public market purchases of, shares of companies that SC-U.S. Realty believed possessed the requisite fundamentals to generate strong cash flow growth and/or value appreciation. During the first quarter 2000, SC-U.S. Realty completed the sale of its publicly traded other investment positions portfolio. SC-U.S. Realty has invested $40.5 million in two private investment positions, both of which are U.S. real estate operating companies.

   As of 31 December 1999, SC-U.S. Realty had deployed a total of $165.0 million in securities of Security Capital Group Incorporated ("Security Capital Group"). This amount was made up of an investment of $110.0 million (representing 52,430.9 shares of Class A common stock and $55.0 million aggregate principal amount of

                         SECURITY CAPITAL U.S. REALTY

6.5% convertible subordinated debentures due 2016) and an additional $55.0 million (representing 1,964,286 shares of Class B common stock) invested during Security Capital Group's initial public offering in September 1997. On 13 January 2000, the Board of Directors determined that the securities of Security Capital Group should be sold. On 22 February 2000, SC-U.S. Realty sold all the common stock of Security Capital Group, receiving net proceeds of $57.0 million, and on 14 March 2000, SC-U.S. Realty sold all the debentures of Security Capital Group, receiving net proceeds of $39.9 million.

NOTE 4--ACCOUNTS RECEIVABLE AND OTHER

                                        At 30 June 2000     At 31 December 1999
                                     --------------------- ---------------------
                                     (in thousands U.S. $) (in thousands U.S. $)
Dividends..........................         $ 6,901               $ 6,701
Funds in escrow....................             864                    --
Deferred issue costs on Convertible
 Notes(/1/)........................           4,566                 5,354
Interest...........................           5,732                 3,473
Refund of withholding tax..........             350                    --
Other..............................              --                     2
                                            -------               -------
                                            $18,413               $15,530
                                            =======               =======

--------
(1) Represents the underwriting fees of $7.9 million relating to the issuance of the Convertible Notes (see Note 7). The fees have been deferred and will be fully amortised over a period of five years starting from the issue date of 22 May 1998.

NOTE 5--ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                       At 30 June 2000     At 31 December 1999
                                    --------------------- ---------------------
                                    (in thousands U.S. $) (in thousands U.S. $)
Operating advisor fees.............        $2,579                $2,384
Interest payable on Line of
 Credit............................            91                 1,108
Interest payable on Convertible
 Notes.............................         1,303                 1,068
Custodian fees.....................           135                    70
Acquisition of own shares..........            --                   239
Other..............................           760                 1,164
                                           ------                ------
                                           $4,868                $6,033
                                           ======                ======

NOTE 6--LINE OF CREDIT

   On 30 December 1999, the $400 million unsecured line of credit of the Company, which was guaranteed by HOLDINGS (the "Company Line"), was replaced by the $350 million unsecured line of credit of HOLDINGS, which is guaranteed by the Company (the "new HOLDINGS Line") (both lines referred to herein as the "Lines of Credit").

   In an effort to secure investment-grade credit ratings, on 8 December 1998, the Company converted its $700 million secured line of credit of HOLDINGS (the "old HOLDINGS Line"), into the Company Line from Commerzbank Aktiengesellschaft and a consortium of international banks. The Company received investment-grade ratings from each of Moody's Investor Service
(Baa3), Standard & Poor's Ratings Services (BBB-) and Duff & Phelps Credit Rating Co. (BBB-). On 30 December 1999 the new HOLDINGS Line was extended for an additional year and reduced to $350 million.

   The earliest date on which the new HOLDINGS Line will expire is 1 December 2001, but HOLDINGS has the right on 1 December 2000 to convert the then outstanding borrowings into a three-year term loan with quarterly amortisation payments to be made over the three-year period, which would effectively extend the final loan payment to 1 December 2003. Borrowings under the new HOLDINGS Line (and the three-year term loan, if applicable) bear interest at (a) the sum of (x) the greater of the federal funds rate plus 0.5% per annum or the United States prime rate and (y) a margin of 0% to 0.85% per annum (based on the Company's current senior unsecured long-term debt rating) or (b) at HOLDINGS's option, LIBOR plus a margin of 1.00% to 1.85% per annum (also based on the Company's current senior unsecured long-term debt). Additionally, there is a

                         SECURITY CAPITAL U.S. REALTY
commitment fee of 0.15% to 0.20% per annum (based on the amount of the line which remains undrawn). All borrowings under the new HOLDINGS Line are subject to covenants that SC-U.S. Realty must maintain at all times, including: (i) unsecured liabilities may not exceed 40% of the market value of a borrowing base of owned securities, (ii) shareholders' equity must exceed the sum of $1.5 billion and 75% of the net proceeds of sales of equity securities thereafter, (iii) a ratio of total liabilities to net worth of not more than 1:1, (iv) a fixed-charge coverage ratio of not less than 1.5:1, (v) an interest-coverage ratio of not less than 2:1 and (vi) secured debt may not exceed 10% of consolidated market net worth. As of 30 June 2000, SC-U.S. Realty was in compliance with these covenants.

   SC-U.S. Realty's total indebtedness under the new HOLDINGS Line as of 30 June 2000 and 31 December 1999, were $42.5 million and $239.0 million, respectively.

   Average daily borrowings under the new HOLDINGS Line were $132.5 million for the six-month period ended 30 June 2000. Average daily borrowings under the Lines of Credit were $297.9 million for the year ended 31 December 1999. The weighted average interest rates for these same periods were 7.57% per annum and 6.60% per annum, respectively.

NOTE 7--CONVERTIBLE NOTES

                                       At 30 June 2000     At 31 December 1999
                                    --------------------- ---------------------
                                    (in thousands U.S. $) (in thousands U.S. $)
Convertible Notes proceeds.........       $360,554              $360,554
Accumulated accretion on Convert-
 ible Notes........................         34,160                25,603
                                          --------              --------
                                          $394,714              $386,157
                                          ========              ========

   During May 1998, the Company issued $450 million (aggregate principal amount at maturity) of Convertible Notes. The Convertible Notes are convertible at the option of the holder at any time prior to maturity at a conversion rate equal to 26.39095 shares (giving effect to the one-for-two reverse stock split which occurred on 18 June 1999) of the Company, each having a par value of $4.00 (the "Shares"), per $1,000 aggregate principal amount at maturity of the Convertible Notes. Interest is payable semi-annually at the rate of 2.0% per annum on 22 May and 22 November of each year commencing on 22 November 1998. Effective 1 January 1999, the interest rate payable on the Convertible Notes was increased to 2.5% per annum. The 2.5% per annum interest rate was in effect until the Company listed certain equity securities on the NYSE and registered the Convertible Notes and related equity securities for resale. The Company completed these steps on 30 July 1999 and as of 1 August 1999, the interest rate on the Convertible Notes was reduced to 2.0% per annum. Effective 1 March 2000, the interest rate payable on the Convertible Notes was increased to 2.25% per annum. The 2.25% per annum interest rate was in effect until the earlier to occur of (i) the registration of the Convertible Notes and related equity securities for resale or (ii) 14 May 2000, and as of the close of business of 14 May 2000, the interest rate on the Convertible Notes was reduced to 2.0% per annum. The Convertible Notes were sold at a discount to their principal amount at maturity and additional interest will accrete at an annual rate of 6.75% less the 2.0% payment, compounded semi-annually, to par by 22 May 2003. The Convertible Notes may be redeemed, in whole or in part, at the option of the Company on or after 23 May 2001 at their accreted value, together with accrued and unpaid interest. Upon a change in control of the Company, each holder of Convertible Notes shall have the right, at the holder's option, to require the Company to repurchase such holder's Convertible Notes, in whole or in part, at a purchase price equal to their accreted value, together with accrued and unpaid interest through the repurchase date.

   Conversion of the Convertible Notes would be anti-dilutive for the six-month periods ended 30 June 2000 and 1999.

NOTE 8--ADVISORY AGREEMENT

   SC-U.S. Realty has an advisory agreement with Security Capital U.S. Realty Management Holdings S.A. (the "Operating Advisor"), a wholly owned subsidiary of Security Capital Group. This agreement requires the Operating Advisor to provide SC-U.S. Realty with advice with respect to strategy, investments, financing and certain other administrative matters affecting SC-U.S. Realty. The Operating Advisor has agreed to identify tangible capital deployment opportunities in U.S. real estate companies and evaluate such companies'

                         SECURITY CAPITAL U.S. REALTY
competitive positions, management expertise, strategic direction, financial strength and prospects for long-term sustainable per share cash flow growth. The Operating Advisor also advises SC-U.S. Realty on obtaining board and committee representation and management rights from strategic investees. The agreement automatically renews for successive two-year periods unless either party gives notice it will not renew. The Operating Advisor subcontracts for certain services through affiliates based in London, United Kingdom and Chicago, Illinois, United States. The Operating Advisor is entitled to an advisory fee, payable monthly in arrears, at an annual rate of 1.25% of the average monthly value of invested assets (excluding investments in Security Capital Group securities and investments of short-term cash and cash equivalents). SC-U.S. Realty pays its own third-party operating and administrative expenses and transaction costs, although the Operating Advisor's fee will be reduced to the extent that third-party operating and administrative expenses (but not transaction costs) exceed 0.25% per annum of the average monthly value of invested assets (excluding investments in Security Capital Group securities and investments of short-term cash and cash equivalents). Such third party operating and administrative costs as a ratio of the average monthly value of assets were 0.04% and 0.02% for the six months ended 30 June 2000 and 1999, respectively.

   SC-U.S. Realty pays fees to (i) Banque Internationale a Luxembourg as Administrative Agent, Corporate Agent and Paying Agent, (ii) First European Transfer Agent S.A. as Registrar and Transfer Agent, and (iii) Security Capital European Services S.A. as Domiciliary Agent and Service Agent, in accordance with usual practice in Luxembourg. Such fees are payable quarterly and are based on SC-U.S. Realty's gross assets.

NOTE 9--TAXATION

   The Company, as separate from HOLDINGS, is not liable for any Luxembourg tax on income. The Company is liable in Luxembourg for a capital tax of 0.06% per annum of its net asset value. Cash dividends and interest received by the Company or HOLDINGS on their investments may be subject to non-recoverable withholding or other taxes in the countries of origin. U.S. withholding tax rates of 15% were generally in effect for dividends received for all periods presented.

   Under the current United States-Luxembourg tax treaty, the Company believes that HOLDINGS qualifies for a 15% rate of withholding tax on dividends of operating income from the REIT investments currently held by HOLDINGS and from its future REIT investments (if any). The Company also believes that HOLDINGS will qualify for a 15% rate of withholding tax under the proposed United States-Luxembourg tax treaty ratified by the United States on most, if not all, of the REIT investments currently held by HOLDINGS and from future REIT investments (if any). The Company's beliefs are based on the advice of tax counsel and the manner in which management intends to operate the Company. There can be no assurance that these favourable rates will be achieved as to all such investments. These benefits are also dependent on HOLDINGS meeting the "limitations on benefits" test under Article 24 of the proposed new treaty. The tests prescribed by Article 24, particularly in terms of stock ownership requirements, base erosion and publicly traded criteria, are inherently factual in nature. Such tests will only need to be applied to HOLDINGS at a future, and presently indeterminate, point in time and will be dependent on the particular facts at such time. However, management will use its best efforts to ensure that HOLDINGS meets the conditions for claiming the reduced treaty withholding tax rate at the relevant times and the Company currently believes that such conditions will be met.

   HOLDINGS, an ordinary corporate taxpayer under Luxembourg law, owns all of the consolidated group's interests in REITs and other U.S. real estate companies. Corporations which are resident Luxembourg taxpayers are taxed on their worldwide net income, determined on the basis of gross income less costs incurred. Certain items of income and capital gains are excluded from the calculation of income received for tax purposes, including income and capital gains from certain investments which meet certain holding period (generally one calendar year) and size requirements. HOLDINGS operates so as to have the highest possible percentage of its investments qualify for the exclusion. Interest accrued on advances from the Company to HOLDINGS is deducted in determining HOLDINGS' taxable income.

   Income paid from HOLDINGS to the Company is subject to various levels of tax, including withholding taxes. Gross cash (but not accrued) interest payments from HOLDINGS to the Company are subject to withholding tax at a rate of 3.75%. No dividends were paid to the Company during the reporting periods.

                         SECURITY CAPITAL U.S. REALTY

                                                                  For the six
                                                                months ended 30
                                                                     June
                                                                ---------------
                                                                 2000    1999
                                                                ------- -------
                                                                 (in thousands
                                                                    U.S. $)
Gross cash interest payments................................... $34,932 $16,507
                                                                ======= =======
Capital tax.................................................... $   591 $ 1,470
Withholding tax................................................   1,310     619
                                                                ------- -------
                                                                $ 1,901 $ 2,089
                                                                ======= =======

NOTE 10--DIRECTORS' SHARE OPTION EQUIVALENTS

   Each of the Company's independent directors has received share option equivalents ("SOE") of 25,000 Shares at exercise prices ranging from $12.30 to $28.88 per Share. All grants of SOEs were for services rendered by the Board of Directors subsequent to their grant. SOEs do not represent a right to purchase Shares from the Company, but a right to receive a restricted cash payment equal to the excess, if any, of the closing stock price of 25,000 Shares on the day of exercise over the exercise price, which was the closing stock price on the date of grant. Such payments must be applied to the purchase of Shares or ADRs in the open market at the closing stock price on the date of exercise. Directors were granted a vested right to exercise one half of their SOEs immediately, and rights to the balance vest on the fourth anniversary of their issuance. The right to exercise all SOEs expires five years from the date of grant.

   The Company accrues an expense and a liability over the vesting period. This accrual is adjusted for changes in the Company's closing stock price at each balance sheet date with the resultant change representing a charge/(reduction) to administrative expenses for the period in the consolidated statement of operations. The (reduction)/charges were $(69,000) and $0 for the six months ended 30 June 2000 and 1999, respectively. At 30 June 2000, there were 137,500 SOEs granted at a weighted average exercise price of $17.13, of which 87,500 were vested at a weighted average exercise price of $17.27.

NOTE 11--COMMITMENTS

   SC-U.S. Realty's existing and committed fundings at cost as of 30 June 2000 were as follows:

                                               Total     Total Cost   Amount to
                                               Amount     (Amount        be
                                             Committed  Funded)(/1/) Funded(/1/)
                                             ---------- ------------ -----------
                                                    (in thousands U.S. $)
CarrAmerica (NYSE: CRE)..................... $  699,905  $  699,905    $    --
City Center Retail (Private)................    175,758     175,758         --
CWS Communities (Private)...................    300,330     253,739     46,591
Regency (NYSE: REG)(/2/)....................    759,807     759,807         --
Storage USA (NYSE: SUS).....................    394,362     394,362         --
Urban Growth Property (Private).............    201,082     201,082         --
Private investment positions................     40,544      40,544         --
                                             ----------  ----------    -------
  Total..................................... $2,571,788  $2,525,197    $46,591
                                             ==========  ==========    =======

--------
(1) Included in Total Amount Committed.
(2) On 28 February 1999 Regency merged with Pacific Retail. See Note 3A to the Consolidated Financial Statements.
(3) In addition to the shares held at fair value of $188.6 million, there is an advance of $12.5 million to Urban Growth Property.

                         SECURITY CAPITAL U.S. REALTY

   SC-U.S. Realty's existing and committed fundings at cost as of 31 December 1999 were as follows:

                                               Total     Total Cost   Amount to
                                               Amount     (Amount        be
                                             Committed  Funded)(/1/) Funded(/1/)
                                             ---------- ------------ -----------
                                                    (in thousands U.S. $)
CarrAmerica (NYSE: CRE)..................... $  699,905  $  699,905   $     --
City Center Retail (Private)................    350,232     304,132     46,100
CWS Communities (Private)...................    300,329     236,488     63,841
Regency (NYSE: REG)(/2/)....................    759,807     759,807         --
Storage USA (NYSE: SUS).....................    394,362     394,362         --
Urban Growth Property (Private).............    188,582     188,582         --
Security Capital Group (NYSE: SCZ)..........    165,000     165,000         --
Private investment positions................     42,019      42,019         --
                                             ----------  ----------   --------
  Total..................................... $2,900,236  $2,790,295   $109,941
                                             ==========  ==========   ========

--------
(1) Included in Total Amount Committed.
(2) On 28 February 1999 Regency merged with Pacific Retail. See Note 3A to the Consolidated Financial Statements.

   Capital deployed to additional strategic investment positions, as well as further funding to existing strategic investees, will generally be initially funded with borrowings under the new HOLDINGS Line. These borrowings are expected to be reduced by internally generated free cash flow.

NOTE 12--LEGAL RESERVE

   According to Luxembourg law, an annual transfer of 5% of the net profit to a legal reserve is required until this reserve equals 10% of the value of the issued Share capital. No transfer will be made in 2000 as a result of the decrease in net assets resulting from operations for the year ended 31 December 1999.

NOTE 13--REVERSE STOCK SPLIT

   On 17 May 1999, the Company's shareholders approved a one-for-two reverse stock split. The effective date of the reverse stock split was 18 June 1999, when every two shares of the Company were automatically converted into one share. All share and per share amounts have been restated to reflect the reverse stock split.

NOTE 14--SHARE REPURCHASE PROGRAMME

   On 29 March 2000, the Company announced the completion of its second $100 million share repurchase programme. The Company also announced that its Board of Directors authorised an increase in the Company's share repurchase programme to $250 million. As of 30 June 2000, the Company had repurchased 11,684,751 shares at an aggregate cost of $212.3 million, representing approximately 13.5% of the Company's shares outstanding at the commencement of the initial programme. The Net Asset Value per share as of 30 June 2000 has been calculated on 74,877,121 shares outstanding.